

Advantage Announces 2017 Results and Drilling Successes

Solid 2017 Operational Performance and Record Net Income, Successful First Wells at Wembley & Progress Confirm High Liquid Yields & Free Condensate

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, March 5, 2018 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report record net income for 2017 of $95 million ($0.51/share) resulting from strong operating and financial results and drilling successes which now include our first liquids rich wells at Wembley and Progress, Alberta. Advantage's first delineation well at Wembley demonstrated a flow rate of 1,312 boe/d with 819 bbls/d of propane plus ("C3+") hydrocarbon liquids (yield of 277 bbls/mmcf) including wellhead condensate/oil of 624 bbls/d. Our first delineation well at Progress demonstrated a flow rate of 624 boe/d with 172 bbls/d of C3+ hydrocarbon liquids including 75 bbls/d of wellhead condensate/oil. These results and our 2017 liquids rich four well pad at Valhalla (combined flow rate of 6,410 boe/d with 1,075 bbls/d liquids) confirm significant hydrocarbon liquids and free condensate/oil accumulations within our 110 net sections (70,400 acres) of land contained in these three areas, located proximal to our Glacier property. These results help extend and confirm the Corporation's growing liquids rich inventory beyond the liquids rich Middle Montney formation at Glacier and allows Advantage to invest in additional resource opportunities to continue creating long term value.

We continue to demonstrate our passion and dedication in striving for operational, financial, health, safety and environmental excellence. We look forward to reporting results on our progress through 2018 and beyond as we maintain our commitment on operational excellence at our Glacier project while increasing our focus on liquids development and prudently undertake capital investments to grow shareholder value.

Operating and Financial Results Summary

(*please refer to Advantage's press release on February 12, 2018 which provides year-end reserves and an operational update*)

Key 2017 results which contributed to our strong earnings is included below:

- Record annual production of 236 mmcfe/d (39,315 boe/d) and 3 year annual average production growth per debt adjusted share of 21%

- Industry leading low total cash costs of $0.88/mcfe ($5.28/boe)

- Low cost reserve additions with an all-in proved plus probable finding and development ("F&D") cost of $0.84/mcfe ($5.01/boe) and proved developed producing F&D cost of $1.32/mcfe ($7.92/boe)

- Realized hedging gains of $28 million resulting from our proactive commodity risk management and diversification initiatives. At December 31, 2017, the value of our future unrealized hedging gains was estimated to be $51 million

- Strong cash flow of $183 million with an operating netback margin and cash flow margin of 76% and 71%, respectively, and

- Preservation of a strong balance sheet with a year-end total debt to cash flow ratio of 1.2

Valhalla, Wembley and Progress Area Updates

As a result of our liquids rich drilling successes in these areas, plans are currently being reviewed to evaluate future drilling along with gathering and processing system infrastructure designs to; i) ensure future delineation/appraisal drilling is conducted in a manner that systematically obtains the most knowledge and to optimize returns on all multiple liquids rich Montney layers while preserving financial flexibility; ii) evaluate options to optimize future investment returns through integration of our land blocks into our 100% owned low cost processing and gathering infrastructure; and iii) evaluate innovative value chain concepts which could help mitigate commodity price volatility while maintaining attractive returns on investment.

We are excited about these initial results and observe that additional industry locations have recently been licensed and more wells have been drilled adjacent to our lands. Area producers are also evaluating additional Montney layers which further demonstrates the significant exposure to the liquids rich development potential that could be realized on Advantage's land blocks.

Wembley (31 net sections)

Advantage's first delineation well located at 12-25-72-08W6 was drilled to a lateral length of 2,254 meters and was fracture stimulated with 38 stages. The 12-25 well was production tested over a total of 17 days at restricted rates due to regulatory flaring limitations and was flowed up the production casing at a draw down of less than 20% of the reservoir pressure. At the conclusion of our production test period, our well demonstrated an average flow rate of 1,312 boe/d consisting of 2.9 mmcf/d of gas and 819 bbls/d of hydrocarbon liquids. The wellhead condensate/oil rate was 624 bbls/d with an additional 195 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 84% of the total recoverable liquids. Consistent with industry offset Pipestone/Wembley wells during production testing and permanent production, the condensate/oil yield continued to increase as frac load water was being recovered. Only 34% of the initial load fluid in our 12-25 well has been recovered and we anticipate that liquid rates could continue to improve with longer production times and the installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the 12-25 well for permanent production, including connecting the well back to our Glacier gas plant, are being evaluated as near term processing capacity is limited in the immediate area.

Progress (39 net sections)

Our first delineation well located at 13-31-77-09W6 was drilled to a lateral length of 2,313 meters and was fracture stimulated with 44 stages. The 13-31 well was production tested over a 6 day period and was drawn down to less than 40% of the reservoir pressure while flowing up production casing. At the conclusion of the test, the 13-31 well was producing at an average rate of 624 boe/d consisting of 2.7 mmcf/d of gas and 172 bbls/d of hydrocarbon liquids. The wellhead condensate rate was 75 bbls/d with an additional 97 bbls/d of C3+ liquids based on a shallow cut extraction process. The condensate/oil is 63% of the total recoverable liquids. Consistent with the profile of producing industry offset wells, the flow rate of our 13-31 well increased throughout the flow period as frac load water was being recovered. Only 13%

of the initial load fluid in our well has been recovered and we anticipate that the production rate could continue to improve with longer production times and installation of production tubing to optimize wellbore flow dynamics. Options for tie-in of the 13-31 well for permanent production, including connecting the well back to our Glacier gas plant, is being evaluated as near term processing capacity is limited in the immediate area.

Valhalla (40 net sections)

At Valhalla, design and permitting is underway to construct an initial facility installation which includes 40 mmcf/d of compression and liquids handling equipment to collect and transport natural gas and liquids for processing at our 100% owned Glacier gas plant. This facility is designed to accommodate liquids rich natural gas production from our recent four well pad and is expandable to accommodate additional growth. The location of this facility could also be utilized as a hub where future production from Wembley and Progress could be collected and transported to our Glacier gas plant such that netbacks and investment returns may be enhanced due to the benefits realized through economies of scale and integration with our established industry leading low cost structure. This facility is scheduled to be completed in the fourth quarter of 2018.

Glacier Gas Plant Expansion

The expansion of our 100% owned Glacier Gas Plant is on-track for anticipated completion in the second quarter of 2018. Two incremental process equipment units were added as part of the expansion project to begin generating new revenue and provide more flexibility and efficiency in the plant's operation due to successful wells in our adjacent land blocks. One of the process units added was an electric power generator which will provide surplus electricity sales (2.4 MW) into the Alberta grid and the other process unit is a heat exchanger. Upon completion, the Glacier gas plant will provide 400 mmcf/d of raw gas processing capability, including 6,800 bbls/d of C3+ liquids extraction and will provide additional capacity to accommodate future growth and process production from our adjacent land blocks.

Market Diversification

Advantage's continued market diversification initiatives are expected to result in revenue exposure to AECO prices of 4% and 28% for the first quarter and calendar year 2018, respectively. In addition to our Dawn, Ontario market exposure, which comprises approximately 20% of our current production, we have recently added contracts to transport natural gas to the Chicago/Ventura U.S. mid-west markets. This will start in November 2018 with an initial volume of 20,000 mmbtu/d and increases to an annual average volume of 35,000 mmbtu/d in 2019 and 62,500 mmbtu/d in 2020 at a cost of approximately US $1.15/mmbtu to US $1.20/mmbtu.

Complementing our physical market diversification efforts are other financial contracts whereby we have both fixed the price on a portion of our natural gas production and entered basis contracts to diversify revenue to the Henry Hub market. For 2018, we have fixed the price on 37% of our estimated natural gas production (91 mmcf/d) at Cdn $3.21/mcf and 46 mmcf/d for 2019 at Cdn $2.89/mcf. We also have 19 mmcf/d (approximately 8% of 2018 estimated production) and 25 mmcf/d of our 2019 natural gas production exposed to Henry Hub prices with basis differentials of US $ 0.95/mmbtu and US $ 0.90/mmbtu respectively.

Looking Forward

Our 2018 production guidance includes a slight reduction in production volumes during the second quarter of 2018 followed by a continued increase through the second half of 2018 to achieve our production guidance of 255 to 265 mmcfe/d. The first quarter is anticipated to be 242 to 246 mmcfe/d and approximately 3% lower in the second quarter of 2018 to accommodate a short plant outage in order to complete the integration of new equipment and commissioning as part of the Glacier gas plant expansion. Average liquids production for 2018 is targeted at 1,900 bbls/d, exiting the year at 2,400 bbls/d. Advantage's $175 million capital program for 2018 is weighted approximately 60% to the first half of the year, with the majority of spending occurring during the first quarter including completion of the Glacier Gas Plant expansion.

Advantage's Montney development at Glacier has been successfully executed since 2008 based on maintaining an industry leading low cost structure, preserving a strong balance sheet and preserving operational and financial flexibility. These factors, in conjunction with an increased focus on liquids development in 2018 and beyond will provide Advantage with the ability to respond promptly and responsibly to market conditions. We wish to thank all of our shareholders and our Board of Directors for their ongoing support and most importantly, all of our people

We look forward to reporting on our progress through 2018.

Fourth Quarter and Full-Year Operating and Financial Summary

Financial and Operating Highlights	Three months ended December 31				Year ended December 31			
	2017		2016		**2017**		2016	
Financial ($000, except as otherwise indicated)								
Sales including realized hedging	$	**65,779**	$	71,090	$	**259,611**	$	215,027
Funds from operations	$	**43,883**	$	54,610	$	**183,202**	$	166,861
per share [1]	$	**0.24**	$	0.30	$	**0.99**	$	0.92
Total capital expenditures	$	**73,723**	$	30,043	$	**248,774**	$	128,014
Working capital deficit [2]	$	**13,808**	$	6,167	$	**13,808**	$	6,167
Bank indebtedness	$	**208,978**	$	153,102	$	**208,978**	$	153,102
Basic weighted average shares (000)		**185,963**		184,641		**185,641**		182,056
Operating								
Daily Production								
Natural gas (mcf/d)		**237,780**		215,369		**228,583**		197,852
Liquids (bbls/d)		**1,227**		949		**1,218**		915
Total mcfe/d [3]		**245,142**		221,063		**235,891**		203,342
Total boe/d [3]		**40,857**		36,844		**39,315**		33,890
Average prices (including hedging)								
Natural gas ($/mcf)	$	**2.69**	$	3.35	$	**2.82**	$	2.75
Liquids ($/bbl)	$	**60.48**	$	53.01	$	**54.28**	$	47.97
Cash netbacks ($/mcfe) [3]								
Natural gas and liquids sales	$	**2.38**	$	3.17	$	**2.69**	$	2.18
Realized gains on derivatives		**0.53**		0.32		**0.32**		0.71
Royalty expense		**(0.07)**		(0.18)		**(0.07)**		(0.07)
Operating expense		**(0.26)**		(0.22)		**(0.25)**		(0.27)
Transportation expense [4]		**(0.50)**		(0.26)		**(0.40)**		(0.09)
Operating netback [1]		**2.08**		2.83		**2.29**		2.46
General and administrative		**(0.05)**		(0.08)		**(0.08)**		(0.10)
Finance expense		**(0.09)**		(0.09)		**(0.08)**		(0.13)
Other income		**-**		0.02		**-**		0.01
Cash netbacks [1]	$	**1.94**	$	2.68	$	**2.13**	$	2.24

[1] Based on basic weighted average shares outstanding.

[2] Working capital deficit includes cash and cash equivalents, trade and other receivables, prepaid expenses and deposits and trade and other accrued liabilities.

[3] A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

[4] Commencing on November 1, 2016, Advantage requested that its natural gas marketing contract be modified to reflect natural gas transportation as a cost. Prior to November 1, 2016, Advantage's realized natural gas prices were reduced for natural gas transportation from the sales points to AECO. This change has no effect on cash flow, cash netbacks, or net income; however, Advantage believes this is more instructive for our investors to compare cost structures going forward.

Production increased 11% in the fourth quarter of 2017 to a record 245 mmcfe/d (40,857 boe/d) with 2017 average production higher by 16% to 236 mmcfe/d (39,315 boe/d), as compared to the same periods in 2016. Natural gas liquids production has grown to 1,227 bbls/d for the fourth quarter of 2017, a 29% increase from the same period in 2016 and consisting of approximately 70% condensate. Production met our original guidance targets despite significant third party pipeline restrictions which impacted the majority of western Canadian producers through 2017.

Funds from operations were $43.9 million or $0.24/share for the quarter and $183.2 million or $0.99/share for the year. Higher production, market diversification initiatives, a proactive hedging strategy and industry-leading low corporate cash costs of $0.88/mcfe for the year resulted in strong funds from operations.

Net income earned of $95.0 million or $0.51/share for the year and $21.4 million or $0.12/share for the fourth quarter of 2017. Higher production and gains on our derivative contracts resulted in net income throughout 2017. Excluding unrealized gains on derivatives of $17.2 million and $73.3 million in the three months and year ended December 31, 2017, Advantage would have still generated significant net income.

Achieved a 3 year all-in capital efficiency of $15,333/boe/d. Advantage's 2017 all-in capital efficiency of $17,000/boe/d includes $80 million for our Glacier gas plant expansion and $7 million for land acquisitions, which results in a capital efficiency of $11,100/boe/d when these expenditures are excluded.

Continued market diversification such that only 28% of our estimated 2018 revenue is exposed to AECO prices. This market diversification includes fixed price hedges, Henry Hub and Dawn market exposures and access to the Alliance Pipeline in 2018 which will provide further opportunities into the mid-west U.S.

The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2017 together with the notes thereto, and Management's Discussion and Analysis for the year ended December 31, 2017 have been filed on SEDAR and with the SEC and are available on the Corporation's website at http://www.advantageog.com/investors/financial-reports/2017-2. The Corporation's audited consolidated financial statements for the fiscal year ended December 31, 2016 are also available on the Corporation's website via the same webpage. Upon request, Advantage will provide a hard copy of any financial reports free of charge.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the Corporation's belief that recent well results help extend and confirm the Corporation's significant liquids rich inventory and strengthens Advantage's options to create long term value; the Corporation's plans to continue development of its oil and natural gas resource contained within its land holdings and increase production; the Corporation's plans to evaluate future drilling along with gathering and processing system infrastructure designs and Advantage's strategy with respect to such evaluation; Advantage's anticipation that its 12-25 and 13-31 wells could continue to improve with longer production times and installation of production tubing to optimize flow dynamics; options being considered by the Corporation for tie-in of the 12-25 and 13-31 wells for permanent production; expected timing of completion of the facility at Valhalla; expected timing of completion of expansion of the Corporation's Glacier gas plant, including the anticipated raw processing capacity following such expansion; Advantage's expectation that the expansion of the Corporation's Glacier gas plant will support anticipated production growth; Advantage's expected revenue exposure from its continued market diversification initiatives; Advantage's future hedging positions and the terms of the Corporation's derivative contracts; Advantage's anticipated annual 2018 production guidance range, including expected production in each of the first and second quarters of 2018 and the expected amount of liquids production for 2018 and exit liquids production; Advantage's capital program for 2018, including the expected timing of incurring capital expenditures; the factors that Advantage believes will provide Advantage with the ability to respond promptly and responsibly to market conditions; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in completion of the facility at Valhalla; that test results are not indicative of future production rates; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 5, 2018 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rates availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains a number of oil and gas metrics, including operating netbacks, reserve additions, proved plus probable finding and development cost and proved developed producing F&D cost, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon. Management uses these oil and gas metrics for its own performance measurements and to provide securityholders with measures to compare Advantage's operations over time. Readers are cautioned that the information provided by these metrics, or that can be derived from the metrics presented in this news release, should not be relied upon for investment or other purposes. Operating netback is calculated by adding natural gas and liquids sales with realized gains and losses on derivatives and subtracting royalty expense, operating expense and transportation expense. Reserve replacement is calculated by dividing reserves net volume additions of 62,063 mboe for proved plus probable reserves and 65,355 mboe for proved reserves by the current annual production of 14,350 mboe and expressed as a percentage and using Sproule Associates Ltd. pricing at December 31, 2017. F&D costs are calculated by dividing total capital by reserve additions during the applicable period. Total capital includes both capital expenditures incurred and changes in future development capital required to bring proved undeveloped reserves and probable reserves to production during the applicable period. Reserve additions is calculated as the change in reserves from the beginning to the end of the applicable period excluding production. Sproule Associates Ltd. was engaged as an independent qualified reserve evaluator to evaluate Advantage's year-end reserves as of December 31, 2017 in accordance with National Instrument 51-101 and the Canadian Oil and Gas Evaluation Handbook. Information in respect of our reserves for the year ended December 31, 2017 is included in our Annual Information Form dated March 5, 2018 which is available at www.Sedar.com.

References in this press release to flow rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery.

Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production of Advantage.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks, cash netbacks, cash costs, all-in capital efficiency and total debt to cash flow ratio. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit divided by funds from operations for the prior twelve month period All-in capital efficiency is calculated by dividing year-end total capital development costs for oil and gas activities including drilling, completion, facilities, infrastructure, office and capitalized general and administrative costs (excluding abandonment and reclamation costs and acquisition and disposition related costs and proceeds) by the average production additions of the applicable year to replace base production declines and deliver production growth targets, expressed in $/boe/d. Production per debt-adjusted share is equal to the average production volumes for a year divided by the sum of the number of common shares issued and outstanding at year end and the net debt converted to equity at year end using the closing share price of Advantage on the TSX at year end. Three year annual average production growth per debt-adjusted share is the percentage change in production per debt-adjusted share from 2014 to 2017. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below.

bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
GJ	gigajoule
GJ/d	gigajoules per day
mboe	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mcfe/d	thousand cubic feet equivalent per day on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day